Wireless Attachments, Inc.

2789 S. Lamar Street

Denver, CO 80227

VIA EDGAR

Amanda Ravitz, Assistant Director

Mary Beth Breslin, Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Wireless Attachments, Inc.;

       Registration Statement on Form S-1 (File No. 333-175825)

Dear Ms. Ravitz and Ms. Breslin:

Pursuant to Rule 461 adopted under the Securities Act of 1933, as amended, Wireless Attachments, Inc., a Colorado corporation (the “Company”), hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to April 4, 2012 at 4:00 p.m. E.D.T., or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands and acknowledges that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Very truly yours,

Wireless Attachments, Inc.

By: /s/ Steve S. Sinohui

Name: Steve S. Sinohui

Title:   President and Chief Executive Officer